October 5, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sharon Blume, Assistant Chief Accountant

Re:         Republic First Bancorp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2011 and June 30, 2011
File No. 000-17007

Dear Ms. Blume:

This letter represents Republic First Bancorp Inc.’s response to your comment letter dated September 7, 2011 (“Comment Letter”) regarding the Company’s Form 10-K, for the fiscal year ended December 31, 2010 and Form 10-Qs for the fiscal quarters ended March 31, 2011 and June 30, 2011.  It also addresses the items discussed in relation to the Comment Letter in the telephone conference with certain members of the Staff on September 14, 2011 (“Telephone Conference”).  We are also submitting as Appendix A hereto supplemental materials related to this response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10 - Income Taxes, page 86

1.           We read your response to comment two of our letter dated July 27, 2011; however, we are unable to concur that you provided a persuasive argument to our comments given the significant amount of negative evidence and the inherent subjectivity of the positive evidence supporting a view that a valuation allowance is not currently necessary. Please revise your annual and interim financial statements accordingly to provide a valuation allowance for some, or all, of your deferred tax assets.  Further, please revise future filings to discuss in detail how you assess realization of your deferred tax assets under ASC Subtopic 740-10-30.

U.S. Securities and Exchange Commission
October 5, 2011

Response:

As discussed in the Telephone Conference, the Company has reassessed the realizability of its deferred tax assets for each of the annual and interim periods, as applicable, ended December 31, 2010, March 31, 2011 and June 30, 2011.  Based on such reassessment, the Company has concluded that it is not necessary to provide a valuation allowance for the Company’s deferred tax assets during such periods.  The Company proposes to expand its disclosure in future filings to include a more detailed discussion of how the Company assesses the realization of its deferred tax assets under ASC Subtopic 740-10-30.   The following details how the Company assesses the realizability of its deferred tax assets.

The Company evaluates the carrying amount of its deferred tax assets on a quarterly basis or sooner if necessary in accordance with the guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 (ASC 740), in particular, applying the criteria set forth therein to determine whether it is more likely than not (i.e. a likelihood of more than 50%) that some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence.  If management makes a determination based on the available evidence that it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods a valuation allowance is calculated and recorded. These determinations are inherently subjective and dependent upon estimates and judgments concerning management’s evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies and assessments of the current and future economic and business conditions.

The Company considers all available evidence, positive and negative, to determine whether a deferred tax asset allowance is appropriate.  (See page A-2 in the attached Appendix A for a table which summarizes the Company’s analysis).   In conducting the deferred tax asset analysis, the Company believes it is important to consider the unique characteristics of the Company’s industry or business. In particular, characteristics such as business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered for bank holding companies like the Company.

Negative Evidence. The Company considered the following negative evidence as part of its deferred tax analysis:

Cumulative loss over past three years and past six months.

For the three year period ended December 31, 2010, the Company had a cumulative loss in the amount of $22.6 million. This cumulative loss was primarily attributable to increased loan loss provisions and elevated expenses related to the resolution of impaired loans that arose as a result of the effects of the recent economic recession. The Company reported a net loss of $3.0 million for the six month period ended June 30, 2011 primarily as a result of additional loan loss provisions driven by updated appraisals on collateral related to impaired loans that had been identified in prior periods.  Prior to 2008, the Company was profitable for more than thirteen consecutive years.

U.S. Securities and Exchange Commission
October 5, 2011

ASC 740 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. However, the Company evaluated the circumstances behind those losses and considered them in the context of the current economic environment and the significant changes the Company has made over the past two years to address the circumstances underlying the losses.  See the discussion under “Positive Evidence.”

Positive Evidence. The Company considered the following positive evidence as part of its deferred tax analysis:

A strong earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.

As stated above, prior to 2008, the Company was profitable for more than thirteen consecutive years. Management believes that the cumulative loss for the three year period ended December 31, 2010 and the six month period ending June 30, 2011 is an aberration and not a continuing condition.  The cumulative loss was primarily attributable to increased loan loss provisions and elevated expenses related to the resolution of impaired loans that arose as a result of the effects of the recent economic recession.  In addition, the Company has significantly altered its corporate strategy and business model to reduce exposure to the specific type of loans that has driven most of the losses. Management believes these are isolated loan credit issues that are not indicative of a continuing condition and should be considered an aberration for purposes of determining the Company’s earnings history for assessing the realizability of the Company’s deferred tax assets based on the following:

The Company’s pre-tax loss for the year ended December 31, 2010 was $16.7 million and was driven, in large part, by a $16.6 million loan loss provision.  The circumstances are similar for the years ending December 31, 2009 and 2008. This high level of loan loss provisions reflects the negative impact on the Company’s loan portfolio from the effects of the recent economic downturn. The Company recorded a $5.0 million loan loss provision for the six month period ending June 30, 2011 as a result of updated appraisals received during that period. The risk of loan loss is inherent to the banking industry.  The Company considered the special circumstances of the economic environment over the last few years, which led to these historically high loan loss provision levels and believes they are unlikely to be repeated going forward, given changes in the Company’s lending practices, business strategy, risk tolerance and operating practices.

U.S. Securities and Exchange Commission
October 5, 2011

In addition, the Company believes it has remediated many of the circumstances that led to its elevated loan loss provision and does not project the resulting pre-tax losses to continue at these elevated levels in the future.  The Company has revised its business model to focus on consumer-based retail banking and the gathering of low cost core deposits.  In addition, lending practices have been altered to significantly decrease outstanding commercial real estate loan balances and origination of such loans in the future.  A majority of the Company’s $38.3 million cumulative loan loss provision recorded during the three year period ending December 31, 2010 was associated with commercial real estate lending, which was the most severely impacted segment of the Company’s loan portfolio affected by the economic downturn.  Prior to the Company’s shift in focus to a consumer-based retail bank in the second quarter of 2008, the Company had an elevated concentration of commercial real estate loans as defined for regulatory purposes, which peaked at $686.1 million, or 697% of total risk based capital during 2007.  During 2008, the Company began to curtail origination of new commercial real estate loans and significantly tightened standards for all other types of lending. Commercial real estate loan exposure has been reduced to $410.8 million, or 386% of total risk based capital as of June 30, 2011.

Credit administration procedures have been significantly strengthened to closely monitor asset quality.  As a result, non-performing asset balances have trended lower for four consecutive quarters through the period ended June 30, 2011.  Every non-performing asset currently on the Company’s balance sheet was originated prior to December 31, 2007.  Other credit quality indicators also continue to steadily improve.  Classified asset balances, which include all loans with an internal rating of substandard or lower, have been reduced through June 30, 2011 by $32.0 million, or 26% since the quarter ended September 30, 2010.  Delinquent loan balances have decreased by $17.6 million, or 27%, as of June 30, 2011 since reaching a peak at March 31, 2010. Consistent improvement in the Company’s credit quality indicators coincides with trends throughout the banking industry as evidenced in the FDIC’s Quarterly Banking Profile as documented later in this response.

The Company has also strengthened its executive management team through the addition of several significant new hires including a chief operating officer, chief retail officer, chief credit officer, chief risk officer, and the head of a newly created Asset Recovery Team.

During the three year period ending December 31, 2010, the Company recorded certain expenses which it also does not expect to incur in the future.  Other than temporary impairment charges related to securities held in the investment portfolio totaling $3.9 million were recorded during this period and are not expected to recur in the future.  One-time expenses in the amount of $1.0 million were recorded during 2010 related to the termination of a merger agreement with another financial institution.  Expenses associated with foreclosed properties held in the other real estate owned portfolio and legal fees primarily related to the resolution of troubled loans amounted to $10.8 million during the three year period ending December 31, 2010.  These expenses will decrease significantly as the Company continues to reduce its classified asset balances.

U.S. Securities and Exchange Commission
October 5, 2011

In February 2011, the Company announced the launch of a Small Business Administration (“SBA”) lending group to provide much needed credit to small businesses throughout the Company’s service areas.   The Company added an experienced team of lenders that specialize in the origination of loans guaranteed by the SBA which has and is expected to continue to produce a significant level of non-interest income through the sale of those loans.  This lending group has been approved as a participant in the SBA Preferred Lenders Program which is part of the SBA’s effort to streamline the procedures necessary to provide financial assistance to the small business community. From the date this team joined the Company through June 30, 2011, it has already exceeded our initial projections by generating over $2.4 million in non-interest income and has been ranked as the number one SBA lender in the State of New Jersey based on the dollar volume of loan originations.

 Future reversals of existing temporary differences and net operating loss carryforwards.

The Company has no history of operating losses or tax credit carryforwards expiring unused.  All net operating losses recognized on the Company’s corporate tax return up to and including the period ended December 31, 2009 have been carried back and successfully recovered.

The Company’s net deferred tax asset as of June 30, 2011 was $13.6 million, which is comprised of $5.3 million of currently recognizable net operating loss carryforwards and $8.3 million of which is attributable to several items related to temporary timing differences which will reverse at some point in the future to provide a reduction in tax liabilities. (See page A-1 in the attached Appendix A for a detailed analysis of the components of the Company’s deferred tax asset.)  The Company’s largest future reversal relates to its allowance for loan losses, which totaled $5.4 million as of June 30, 2011.  The Company expects the full allowance-driven component of its deferred tax assets to reverse in the future.

The earliest period that the current net operating loss carryforward of $5.3 million will expire occurs in the year 2030, leaving over 19 years for recognition.  As for the items related to temporary timing differences, the 20 year time period for recovery of each respective item has not yet begun and would have to be triggered by a future event, prolonging the time period for recovery.

 Future taxable income, exclusive of reversing temporary differences and carryforwards.

Projecting future taxable income requires estimates and judgments about future events that may be predictable, but that are less certain than past events that can be objectively measured. As of June 30, 2011, the Company projects that it will recover all currently recognizable tax asset balances within a five-year period.  The Company has included on pages A-3 through A-5 of Appendix A hereto, a copy of the projections utilized by the Company in analyzing the realizability of its deferred tax assets.

U.S. Securities and Exchange Commission
October 5, 2011

In addition to projecting the recoverability of its deferred tax asset balances on a quarterly basis, the Company projects recoverability under highly stressed circumstances in a worst case scenario. In projecting future taxable income in the worst case scenario, the Company assumed (i) that there would be no balance sheet growth over the entire term of the forecast; (ii) that net income gradually returns to normalized  levels over a six-year period beginning in 2013; (iii) that additional charge-offs would be taken to dispose of any remaining non-performing assets and troubled loans under highly stressed circumstances; and (iv) the immediate reversal of all deferred tax assets resulting from temporary timing differences.  Using these extremely conservative assumptions, the Company projected the recovery of all tax asset balances within a nine-year period.  Management believes the assumptions used in the worst case scenario are highly unlikely to transpire in that manner, but clearly demonstrate the Company’s ability to recover its deferred tax assets prior to expiration.

 Tax-planning strategies that could, if necessary, be implemented.

As provided by ASC 740, the Company considered certain prudent and feasible tax-planning strategies that, if implemented, could prevent an operating loss or tax credit carryforward from expiring unused and could result in realization of the existing deferred tax asset. These strategies include increasing assets and redeployment of existing assets, as described below. The Company believes that these are viable tax planning strategies, but may not align with the strategic direction of the organization today and therefore, has no present intention to implement such strategies.

The Company has maintained substantial levels of excess capital. As of June 30, 2011, the Company maintained a Tier 1 Leverage Ratio (Tier 1 risk-based capital to average assets) of 10.67%. The Company could add additional assets to its balance sheet which, using currently available investment yields and funding costs, would produce annual ordinary income once fully deployed to recover existing deferred tax asset balances at an accelerated pace.

The Company could also redeploy existing cash and investments, including municipal securities, interest-earning balances at banks and federal funds sold, to generate additional profitability.

The Company currently holds several readily marketable bonds in the available for sale portion of its investment securities portfolio which could be immediately sold to recognize gains and accelerate the recovery of existing tax asset balances. A segment of the current loan portfolio could also be sold to recognize immediate gains.

U.S. Securities and Exchange Commission
October 5, 2011

The Company expects that these tax-planning strategies could generate taxable income in the first full reporting period after deployment and accelerate the recovery of existing deferred tax asset balances if faced with the inability to recover those assets or the risk of potential expiration.

In addition, the Company has included on pages A-6 through A-9 of Appendix A hereto, a copy of the Federal Deposit Insurance Corporation’s (“FDIC”) Quarterly Banking Profile for the Second Quarter of 2011 (the “Profile”).  The Profile supports the Company’s position that its cumulative loss for the three year period ended December 31, 2010 and the subsequent six month period ending June 30, 2011 is an aberration and not a continuing condition, as the Profile contains, among other data, the following statistics regarding all commercial banks in the United States:

•	“Loss Provisions Continue to Fall….This is the seventh consecutive quarter that provisions have declined from year-earlier levels.”
•	“Trend in Loan Losses Remains Favorable….Net loan charge-offs declined year-over-year for a fourth consecutive quarter, as the pace of improvement in loan losses continued to gain momentum.”
•
“Banks Report Sizable Declines in Noncurrent Loans…This is the fifth consecutive quarter in which noncurrent loan balances have fallen; they are now $90.2 billion (22 percent) below the peak level reached at the end of first quarter 2010.”

•
“Most Larger Bank Continued to Reduce Their Loss Reserves…This is the fifth consecutive quarter that reserves have fallen; at $207.6 billion, they are down $55.6 billon (21.1 percent) from their cyclical peak at the end of first quarter 2010. ”

In addition, the State Profile for the Second Quarter of 2011compiled by the FDIC and included on page A-10 of Appendix A hereto shows that banks located in Pennsylvania are following in line with the asset quality trends of national banks as reported by the FDIC.

Based on the weight of available evidence, the Company has determined that it is more likely than not that the Company will be able to fully realize the existing deferred tax asset prior to the expiration of any net operating losses or tax credit carryforwards and accordingly has not recorded a valuation allowance in any of the annual or interim periods, as applicable, ended December 31, 2010, March 31, 2011 or June 30, 2011.  Specifically, the negative evidence is tempered by the unusual and temporary circumstances created by the recent economic downturn and significant changes in the Company’s lending practices, management, capital levels, risk tolerance, and operating practices. Further, the positive evidence indicates that the Company has many opportunities through various means to generate income at a sufficient enough level to fully absorb the deferred tax asset well within the life of the existing deferred tax asset, portions of which expire at the earliest in 2030.  It is the Company’s intention to include a description of the above analysis in its future filings.  The Company will continue to closely monitor the factors considered in determining the need for a valuation allowance on a quarterly basis.

U.S. Securities and Exchange Commission
October 5, 2011

The Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.  The Company also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (215) 430-5850.

Very truly yours,

/s/ Frank A. Cavallaro
Frank A. Cavallaro
Chief Financial Officer

U.S. Securities and Exchange Commission
October 5, 2011

APPENDIX A

[CERTAIN FINANCIAL INFORMATION ATTACHED HERETO HAS BEEN PROVIDED SUPPLEMENTALLY TO THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN REDACTED FROM THE PUBLICLY FILED VERSION OF THIS RESPONSE LETTER PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST SUBMITTED UNDER SEC RULE 83 (17 C.F.R. § 200.83) AND A RETURN OF INFORMATION REQUEST SUBMITTED UNDER EXCHANGE ACT RULE 12B-4 (17 C.F.R. § 240.12B-4)]

Republic First Bancorp, Inc.
Deferred Tax Asset summary

(dollars in thousands)	Actual	Actual	Actual
	12/31/09	12/31/10	06/30/11

Currently Recognizable

Net Operating Loss Carryforward	-	4,726	5,309

Temporary Timing Differences

Allowance for loan losses	4,611	4,110	5,425
Interest income on non-accrual loans	578	1,390	1,764
Realized loss in OTTI charge	960	1,094	1,094
Unrealized (gain) loss on investment securities	378	613	(417)
Other Timing Differences	333	899	424

Net Deferred Tax Asset	6,860	12,832	13,599

Republic First Bancorp, Inc.
Deferred Tax Asset Analysis

Positive Evidence	Negative Evidence
No history of NOLs or tax credit carryforwards exipring unused	Cumulative loss for the 3 year period ending 12/31/10
The IRS allows up to 20 years for the recovery of NOLs and tax
credit carry-forwards	Cumulative loss for the 6 month period ending 06/30/11
All NOLs up through and including the period ended 12/31/09
have been carried back and successfully recovered
The earliest period that an NOL will expire occurs in the year 2030
Prior to the economic recession beginning in 2008 we have a
history of strong earnings that supports our future projections
Credit administration procedures and personnel have been
strengthened
Non-performing asset balances have decreased for 4 consecutive quarters as of June 30, 2011
Classified asset balances have decreased by $32 million, or 26%, since Sept 30, 2010
Delinquent loan balances have decreased by $18 million, or 27%
since March 31, 2010
Implemented a revised business model to focus on consumer-
based retail banking
Stong capital position allows for flexibility in decisions to be made to resolve remaining asset quality issues
Addition of an experienced SBA lending team that has provided a significant increase in non-interest income beginning in 2011

Republic First Bancorp, Inc.						As of December 31, 2010
Deferred Tax Asset Recovery Analysis

	Actual	Actual	Actual	Actual	Actual	Actual	Actual
	2004	2005	2006	2007	2008	2009	2010

Net Income (Loss) Before Tax per Fin Stmts	13,345,000	13,379,000	15,325,000	10,158,000	(1,249,000)	(17,665,000)	(16,763,000)

[CERTAIN FINANCIAL INFORMATION ON THIS PAGE HAS BEEN PROVIDED SUPPLEMENTALLY TO
THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN REDACTED FROM THE PUBLICLY
FILED VERSION OF THIS RESPONSE LETTER PURSUANT TO A CONFIDENTIAL TREATMENT
REQUEST SUBMITTED UNDER SEC RULE 83 (17 C.F.R. § 200.83) AND A RETURN OF INFORMATION
REQUEST SUBMITTED UNDER EXCHANGE ACT RULE 12B-4 (17 C.F.R. § 240.12B-4)]

Republic First Bancorp, Inc.						As of June 30, 2011
Deferred Tax Asset Recovery Analysis

	Actual	Actual	Actual	Actual	Actual	Actual	Actual
	2004	2005	2006	2007	2008	2009	2010

Net Income (Loss) Before Tax per Fin Stmts	13,345,000	13,379,000	15,325,000	10,158,000	(1,249,000)	(17,665,000)	(16,763,000)

[CERTAIN FINANCIAL INFORMATION ON THIS PAGE HAS BEEN PROVIDED SUPPLEMENTALLY TO
THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN REDACTED FROM THE PUBLICLY
FILED VERSION OF THIS RESPONSE LETTER PURSUANT TO A CONFIDENTIAL TREATMENT
REQUEST SUBMITTED UNDER SEC RULE 83 (17 C.F.R. § 200.83) AND A RETURN OF INFORMATION
REQUEST SUBMITTED UNDER EXCHANGE ACT RULE 12B-4 (17 C.F.R. § 240.12B-4)]

Republic First Bancorp, Inc.						Worst Case Scenario
Deferred Tax Asset Recovery Analysis

	Actual	Actual	Actual	Actual	Actual	Actual	Actual
	2004	2005	2006	2007	2008	2009	2010

Net Income (Loss) Before Tax per Fin Stmts	13,345,000	13,379,000	15,325,000	10,158,000	(1,249,000)	(17,665,000)	(16,763,000)

[CERTAIN FINANCIAL INFORMATION ON THIS PAGE HAS BEEN PROVIDED SUPPLEMENTALLY TO
THE SECURITIES AND EXCHANGE COMMISSION AND HAS BEEN REDACTED FROM THE PUBLICLY
FILED VERSION OF THIS RESPONSE LETTER PURSUANT TO A CONFIDENTIAL TREATMENT
REQUEST SUBMITTED UNDER SEC RULE 83 (17 C.F.R. § 200.83) AND A RETURN OF INFORMATION
REQUEST SUBMITTED UNDER EXCHANGE ACT RULE 12B-4 (17 C.F.R. § 240.12B-4)]

Quarterly Banking Profile
Second Quarter 2011

INSURED INSTITUTION PERFORMANCE
•	Earnings Post 38 Percent Gain Despite Lower Revenues
•	Reduced Loan-Loss Provisions Lead to Improved Net Income
•	Fewer Banks Report Losses, More Report Earnings Increases
•	Domestic Deposit Growth is Strong at Large Banks
•	Loan Balances Register First Actual Increase in Three Years
•	"Problem List' Shrinks for First Time Since 2006

Banks Earned $28.8 Billion in the Second Quarter
FDIC-insured institutions reported net income of $28.8 billion in second quarter 2011, an increase of $7.9 billion (37.9 percent) from a year earlier. This is the eighth consecutive quarter that industry earnings have improved year-over-year, but it is the smallest such improvement in the past seven quarters. Lower expenses for loan-loss provisions were the principal source of the increase in quarterly net income. More than half of all institutions (59.6 percent) reported improved earnings compared with a year ago. This represents an improvement over first quarter 2011, when 56 percent of institutions reported year-over-year earnings gains. Only 15.2 percent of institutions reported a net loss for the quarter. This is the smallest percentage of institutions that were unprofitable since first quarter 2008. The average return on assets (ROA) rose to 0.85 percent, from 0.63 percent a year earlier. At community banks (institutions with less than $1 billion in assets), the average ROA of 0.57 percent was below the industry average, but more than twice the 0.26 percent registered a year ago.

Loss Provisions Continue to Fall
Loan-loss provisions totaled $19 billion, a decline of $21.4 billion (53 percent) from second quarter 2010. This is the seventh consecutive quarter that provisions have declined from year-earlier levels. The $21.4 billion provision decline was the smallest year-over-year decline in the past five quarters. Half of all institutions (50.4 percent) reported reduced provisions, while fewer than a third (32.6 percent) increased their provisions. Among community banks, 48.6 percent reported lower provisions, while 68.5 percent of institutions with more than $1 billion in assets reduced their provisions. As has been the case in recent quarters, the largest reductions in provisions occurred at credit card lenders that had reported large increases in loss reserves in first quarter 2010.

Revenues Decline for a Second Consecutive Quarter
Net operating revenue (net interest income plus total noninterest income) was lower than a year ago for the second quarter in a row, as net interest income declined by $1.9 billion (1.7 percent) and noninterest income fell by $1.1 billion (1.9 percent). The decline in net interest income was caused by lower asset yields at a number of the largest banks, reflecting growth in low-yielding balances at Federal Reserve banks. Net interest margins (NIMs) were lower than a year earlier at nine of the ten largest banks. Industry-wide, half of all banks (50.7 percent) had NIM declines, although only 39.4 percent reported declines in net interest income. The average NIM in the second quarter was 3.61 percent, down from 3.76 percent in second quarter 2010. At community banks, the average NIM improved slightly, from 3.80 percent to 3.83 percent. The reduction in the industry’s noninterest income reflected lower loan-servicing fee income (down $1.5 billion, or 40.9 percent), and a decline in service charges on deposit accounts (down $1.3 billion, or 12.8 percent). The only categories of noninterest income that had year-over-year growth were income from fiduciary activities (up $595 million, or 9.3 percent), investment banking fees (up $416 million, or 17.7 percent), and trading revenue (up $388 million, or 5.5 percent). Slightly more than half of all institutions (51.6 percent) reported year-over-year declines in noninterest income. In addition to the decline in net operating revenue, realized gains on securities and other assets fell by $1.3 billion (61.1 percent). Total noninterest expenses were $6 billion (6.2 percent) higher than a year ago.

Second Quarter 2011	All FDIC-Insured Institutions

Quarterly Banking Profile

Trend in Loan Losses Remains Favorable
Net loan charge-offs (NCOs) declined year-over-year for a fourth consecutive quarter, as the pace of improvement in loan losses continued to gain momentum. The $20.9 billion (42.1 percent) decline was the largest since the recovery in credit quality began. NCOs were lower across all major loan categories. The largest decline was in credit card NCOs, which were $9.6 billion (51.6 percent) lower than in second quarter 2010. Real estate construction loan NCOs were $2.9 billion (55.3 percent) less than a year earlier, while commercial and industrial loan (C&I) NCOs fell by $2.7 billion (50.9 percent). Half of all institutions (50.3 percent) reported year-over-year declines in NCOs, while 41.3 percent reported increases.

Banks Report Sizable Declines in Noncurrent Loans
At the end of June, insured institutions reported $319.8 billion in noncurrent loans (loans 90 days or more past due or in nonaccrual status), which was $22.2 billion (6.5 percent) less than they reported at the end of the first quarter. The decline in noncurrent balances in the second quarter was led by a $6.8 billion (3.9 percent) reduction in noncurrent closed-end 1-4 family residential real estate loans, and by a $6.1 billion (12.8 percent) reduction in noncurrent real estate construction and development loans. All other major loan categories also had declines in noncurrent levels during the quarter. This is the fifth consecutive quarter in which noncurrent loan balances have fallen; they are now $90.2 billion (22 percent) below the peak level reached at the end of first quarter 2010.

Most Large Banks Continued to Reduce Their Loss Reserves
Reserves for loan losses declined by $10.9 billion (5 percent) during the second quarter. This is the fifth consecutive quarter that reserves have fallen; at $207.6 billion, they are down $55.6 billion (21.1 percent) from their cyclical peak at the end of first quarter 2010. Banks added $9.8 billion less in loss provisions to their reserves than they charged-off during the quarter. Reserve reductions were more prevalent among the largest banks. Seventy of the 100 largest banks reduced their reserve balances during the quarter; in the remainder of the industry, only 36.8 percent reported reserve declines. The coverage ratio of reserves to noncurrent loans improved slightly, despite the decline in industry reserves, from 63.9 percent to 64.9 percent, reflecting lower noncurrent loan balances.

Higher Securities Values Provide a Boost to Equity Capital
Equity capital increased by $26.6 billion (1.8 percent), due in part to a $12.6 billion increase in unrealized gains on securities held for sale. Much of the increase in unrealized gains consisted of appreciation in the values of banks’ mortgage-backed securities portfolios. Retained earnings contributed $8.5 billion to equity formation, as banks paid $20.3 billion of their quarterly earnings in dividends. A year ago, second quarter dividends totaled $12.9 billion. Tangible common equity (equity less intangible assets, preferred stock, and deferred tax assets) increased by $35 billion (3.3 percent). At the end of the second quarter, the industry’s equity-to-assets ratio was 11.3 percent, the highest level since 1938. The industry’s three regulatory capital ratios— the leverage capital ratio, tier 1 risk-based capital ratio, and total risk-based capital ratio—were at all-time highs at the end of the quarter.

Loan Balances Post a $64.4 Billion Increase
Total loans and leases at insured institutions rose by $64.4 billion (0.9 percent) during the quarter. Apart from the $221 billion increase in reported balances in first quarter 2010 that was caused by new accounting rules, this is the first actual growth in loan balances since second quarter 2008. C&I loans increased for a fourth consecutive quarter, rising by $34.3 billion (2.8 percent), while auto loans were up by $9.7 billion (3.4 percent), credit card loan balances rose by $5.2 billion (0.8 percent), and closed-end first lien residential mortgages increased by $2.6 billion (0.2 percent). Loans to depository institutions increased by $27 billion (22.6 percent), but the increase in reported balances consisted of growth in intracompany loans between related institutions. Real estate construction loans declined for a 13th consecutive quarter, falling by $20.7 billion (7 percent). Home equity lines of credit declined by $8.5 billion (1.4 percent), and closed-end second-lien mortgage loans fell by $8.1 billion (5.8 percent). A majority of banks (53 percent) reported growth in loan balances in the second quarter.

Second Quarter 2011	All FDIC-Insured Institutions

Quarterly Banking Profile

Large Banks Increase Their Balances at Federal Reserve Banks
Total assets increased by $185.9 billion (1.4 percent) during the quarter. Excluding the accounting-driven increase in first quarter 2010, this is the largest quarterly increase in assets reported by the industry since fourth quarter 2008. Most of the growth in assets consisted of increases in balances at Federal Reserve banks, which rose by $137.3 billion (22.5 percent). Assets in trading accounts fell by $39.6 billion (5.4 percent). Total securities holdings declined by $1.6 billion, as institutions’ holdings of mortgage-backed securities rose by $27.3 billion (1.8 percent), and holdings of U.S. Treasuries, U.S. agency securities, and government-sponsored-enterprise securities fell by $36.7 billion (7.7 percent). Only half of all institutions (50.1 percent) reported growth in their total assets in the second quarter.

Large Noninterest-bearing Deposits Register Strong Growth
Total deposits increased by $163.1 billion (1.7 percent) in the second quarter. Deposits in domestic offices rose by $234.4 billion (2.9 percent), while foreign office deposits fell by $71.3 billion (4.4 percent). Noninterest-bearing domestic deposits increased by $165.6 billion (9.5 percent), and domestic deposits in accounts with balances greater than $250,000 rose by $279.6 billion (8.8 percent). Balances in large (greater than $250,000) noninterest-bearing transaction accounts that have temporary unlimited deposit insurance coverage through 2012 increased by $161.8 billion (15.4 percent). Most of the growth in large denomination deposits occurred at the largest banks. The 19 banks with assets greater than $100 billion reported an aggregate increase of $241.4 billion (12.6 percent) in domestic deposits with balances greater than $250,000 during the quarter. More than half of this increase ($127.7 billion) consisted of growth in large noninterest-bearing transaction accounts with unlimited deposit insurance coverage. All other insured institutions reported an aggregate increase of $35.1 billion (2.8 percent) in large-balance deposits. Time deposits declined for the 10th quarter in a row, falling by $41.3 billion (2.1 percent). Fed funds purchased and securities sold under repurchase agreements fell by $24.6 billion (4.6 percent). Advances from Federal Home Loan Banks declined by $16.9 billion (4.7 percent), and other secured borrowings fell by $30 billion (8.1 percent).

Numbers of “Problem” Banks and Bank Failures Decline
The number of insured commercial banks and savings institutions reporting quarterly financial results declined to 7,513, from 7,574 in first quarter 2011. Two new charters were created to absorb failed institutions during the second quarter, while 39 institutions were absorbed by mergers, and 22 insured institutions failed. This is the smallest number of failures in a quarter since first quarter 2009. The number of institutions on the FDIC’s “Problem List” declined for the first time since third quarter 2006. At the end of the second quarter, there were 865 “problem” institutions, down from 888 at the end of the first quarter. Total assets of “problem” institutions declined from $397 billion to $372 billion. The number of full-time equivalent employees reported by insured institutions—2,104,698—was 12,124 (0.6 percent) higher than in first quarter 2011.

Second Quarter 2011	All FDIC-Insured Institutions

Quarterly Banking Profile

TABLE I-A. Selected Indicators, FDIC-Insured Institutions*
	2011**	2010**	2010	2009	2008	2007	2006
Return on assets (%)	0.86	0.59	0.65	-0.07	0.03	0.81	1.28
Return on equity (%)	7.65	5.41	5.87	-0.72	0.35	7.75	12.30
Core capital (leverage) ratio (%)	9.20	8.74	8.89	8.60	7.47	7.97	8.22
Noncurrent assets plus other real estate owned to assets (%)	2.75	3.33	3.11	3.36	1.91	0.95	0.54
Net charge-offs to loans (%)	1.70	2.78	2.55	2.52	1.29	0.59	0.39
Asset growth rate (%)	3.04	-0.60	1.78	-5.45	6.19	9.88	9.03
Net interest margin (%)	3.64	3.82	3.76	3.49	3.16	3.29	3.31
Net operating income growth (%)	57.15	359.96	1635.24	-154.73	-90.71	-27.59	8.52
Number of institutions reporting	7,513	7,830	7,658	8,012	8,305	8,534	8,680
Commercial banks	6,413	6,677	6,530	6,840	7,087	7,284	7,401
Savings institutions	1,100	1,153	1,128	1,172	1,218	1,250	1,279
Percentage of unprofitable institutions (%)	15.61	20.91	22.00	30.84	24.89	12.10	7.94
Number of problem institutions	865	829	884	702	252	76	50
Assets of problem institutions (in billions)	$372	$403	$390	$403	$159	$22	$8
Number of failed institutions	48	86	157	140	25	3	0
Number of assisted institutions	0	0	0	8	5	0	0
* Excludes insured branches of foreign banks (IBAs). ** Through June 30, ratios annualized where appropriate. Asset growth rates are for 12 months ending June 30.

TABLE II-A. Aggregate Condition and Income Data, All FDIC-Insured Institutions
(dollar figures in millions)	2nd Quarter 2011	1st Quarter 2011	2nd Quarter 2010	% Change 10Q2-11Q2
Number of institutions reporting	7,513	7,574	7,830	-4.0
Total employees (full-time equivalent)	2,104,698	2,092,574	2,034,283	3.5
CONDITION DATA
Total assets	$13,600,815	$13,414,901	$13,199,756	3.0
Loans secured by real estate	4,122,446	4,158,978	4,337,963	-5.0
1-4 Family residential mortgages	1,828,344	1,833,843	1,874,787	-2.5
Nonfarm nonresidential	1,059,439	1,064,740	1,081,605	-2.0
Construction and development	274,916	295,615	383,980	-28.4
Home equity lines	615,530	623,993	654,118	-5.9
Commercial & industrial loans	1,238,736	1,204,413	1,164,649	6.4
Loans to individuals	1,289,555	1,275,180	1,342,449	-3.9
Credit cards	668,341	663,153	692,171	-3.4
Farm loans	57,665	55,027	58,461	-1.4
Other loans & leases	607,367	557,454	495,096	22.7
Less: Unearned income	2,310	1,995	2,794	-17.3
Total loans & leases	7,313,459	7,249,057	7,395,822	-1.1
Less: Reserve for losses	207,563	218,425	251,559	-17.5
Net loans and leases	7,105,896	7,030,631	7,144,263	-0.5
Securities	2,721,753	2,723,311	2,527,826	7.7
Other real estate owned	51,318	52,425	49,522	3.6
Goodwill and other intangibles	388,400	394,472	389,536	-0.3
All other assets	3,333,449	3,214,062	3,088,610	7.9
Total liabilities and capital	13,600,815	13,414,901	13,199,756	3.0
Deposits	9,765,592	9,602,459	9,141,000	6.8
Domestic office deposits	8,225,627	7,991,207	7,667,715	7.3
Foreign office deposits	1,539,965	1,611,252	1,473,285	4.5
Other borrowed funds	1,600,188	1,629,869	1,912,692	-16.3
Subordinated debt	138,871	139,860	150,986	-8.0
All other liabilities	540,684	513,919	509,394	6.1
Total equity capital (includes minority interests)	1,555,480	1,528,794	1,485,684	4.7
Bank equity capital	1,536,564	1,510,008	1,466,526	4.8
Loans and leases 30-89 days past due	101,122	110,522	124,831	-19.0
Noncurrent loans and leases	319,772	341,960	386,711	-17.3
Restructured loans and leases	118,485	107,336	66,316	78.7
Mortgage-backed securities	1,546,594	1,519,305	1,381,840	11.9
Earning assets	11,816,111	11,648,953	11,391,576	3.7
FHLB Advances	341,133	358,067	445,429	-23.4
Unused loan commitments	5,701,321	5,768,040	6,006,513	-5.1
Trust assets	19,679,684	19,882,168	17,612,303	11.7
Assets securitized and sold	969,985	976,825	990,495	-2.1
Notional amount of derivatives***	251,258,807	246,083,990	225,519,019	11.4

INCOME DATA	First Half 2011	First Half 2010	% Change	2nd Quarter 2011	2nd Quarter 2010	% Change 10Q2-11Q2
Total interest income	$257,641	$273,128	-5.7	$128,481	$135,202	-5.0
Total interest expense	45,746	56,231	-18.7	22,596	27,455	-17.7
Net interest income	211,894	216,896	-2.3	105,885	107,747	-1.7
Provision for loan and lease losses	39,792	91,316	-56.4	18,994	40,377	-53.0
Total noninterest income	116,602	120,313	-3.1	58,413	59,522	-1.9
Total noninterest expense	205,395	192,627	6.6	103,766	97,722	6.2
Securities gains (losses)	709	3,733	-81.0	833	2,142	-61.1
Applicable income taxes	26,177	17,457	50.0	13,519	10,022	34.9
Extraordinary gains, net	236	-173	N/M	131	-231	N/M
Total net income (includes minority interests)	58,078	39,369	47.5	28,983	21,060	37.6
Bank net income	57,736	38,996	48.1	28,801	20,879	37.9
Net charge-offs	62,174	102,265	-39.2	28,808	49,727	-42.1
Cash dividends	35,397	17,310	104.5	20,323	12,936	57.1
Retained earnings	22,339	21,686	3.0	8,478	7,943	6.7
Net operating income	57,857	36,817	57.2	28,688	19,767	45.1
*** Call Report filers only.					N/M - Not Meaningful

Federal Deposit Insurance Corporation	All FDIC-Insured Institutions

State Profile
Pennsylvania

 Second Quarter 2011
ECONOMIC INDICATORS
Employment Growth Rates (change from year ago, unless noted)	Q2-11	Q1-11	Q2-10	2010	2009
Total Nonfarm (share of trailing four quarter employment in parentheses)	1.1%	1.6%	0.2%	0.0%	-3.2%
Manufacturing (10%)	2.2%	1.9%	-2.4%	-2.3%	-10.8%
Other (non-manufacturing) Goods-Producing (4%)	2.7%	7.4%	-1.6%	-1.6%	-10.8%
Private Service-Producing (72%)	1.6%	1.7%	0.4%	0.4%	-2.2%
Government (13%)	-3.0%	-0.9%	1.4%	-0.0%	1.0%
Unemployment Rate (% of labor force)	7.5%	8.0%	8.7%	8.7%	8.0%
Other Indicators (change from year ago, unless noted)	Q2-11	Q1-11	Q2-10	2010	2009
Single-Family Home Permits	-31.2%	-19.1%	20.0%	20.3%	-19.5%
Multifamily Building Permits	53.5%	-27.0%	84.1%	13.9%	-17.7%
Home Price Index	-1.8%	-1.1%	-3.0%	-1.8%	-1.8%
Nonbusiness Bankruptcy Filings per 1000 people (quarterly annualized level)	2.75	2.75	3.08	2.98	2.80
BANKING TRENDS
General Information	Q2-11	Q1-11	Q2-10	2010	2009
Institutions (#)	212	215	223	217	224
Total Assets (in millions)	204,152	283,969	277,254	281,205	282,996
New Institutions (# < 3 years)	0	0	4	2	7
Subchapter S Institutions	2	2	2	2	3
Asset Quality	Q2-11	Q1-11	Q2-10	2010	2009
Past-Due and Nonaccrual Loans / Total Loans (median %)	2.97	3.05	2.82	3.10	2.86
Noncurrent Loans / Total Loans (median %)	1.94	1.72	1.62	1.81	1.49
ALLL/Total Loans (median %)	1.27	1.26	1.20	1.25	1.17
ALLL/Noncurrent Loans (median multiple)	0.69	0.75	0.73	0.72	0.75
Net Loan Losses / Total Loans (median %)	0.09	0.07	0.10	0.21	0.16
Capital / Earnings	Q2-11	Q1-11	Q2-10	2010	2009
Tier 1 Leverage (median %)	9.55	9.29	9.02	9.17	8.89
Return on Assets (median %)	0.70	0.65	0.63	0.60	0.47
Pretax Return on Assets (median %)	0.95	0.86	0.80	0.76	0.57
Net Interest Margin (median %)	3.55	3.49	3.47	3.46	3.33
Yield on Earning Assets (median %)	4.73	4.75	5.02	4.98	5.36
Cost of Funding Earning Assets (median %)	1.20	1.26	1.57	1.52	2.08
Provisions to Avg. Assets (median %)	0.15	0.16	0.21	0.25	0.27
Noninterest Income to Avg. Assets (median %)	0.47	0.44	0.43	0.45	0.45
Overhead to Avg. Assets (median %)	2.61	2.65	2.61	2.61	2.70
Liquidity/Sensitivity	Q2-11	Q1-11	Q2-10	2010	2009
Net Loans to Assets (median %)	64.09	64.76	66.01	65.14	67.06
Noncore Funding to Assets (median %)	20.26	20.28	22.06	20.59	22.27
Long-term Assets to Assets (median %, call filers)	40.95	42.31	36.91	39.89	37.17
Brokered Deposits (number of institutions)	85.00	83.00	87.00	88.00	79.00
Brokered Deposits to Assets (median % for those above)	2.38	2.88	2.74	2.79	2.66
Loan Concentrations (median % of Total Risk-Based Capital)	Q2-11	Q1-11	Q2-10	2010	2009
Commercial and Industrial	40.83	41.67	45.71	43.02	49.02
Commercial Real Estate	176.57	185.58	194.98	191.08	204.86
Construction & Development	17.30	16.83	20.07	19.25	22.50
Multifamily Residential Real Estate	12.29	12.38	13.65	13.81	13.54
Nonresidential Real Estate	142.64	146.93	150.19	150.20	155.05
Residential Real Estate	299.06	295.95	303.54	300.65	300.80
Consumer	10.36	11.10	11.88	12.58	13.82
Agriculture	0.88	0.90	0.81	0.97	0.94

BANKING PROFILE
Largest Deposit Markets (from 2010 Summary of Deposits)	Institutions in Market	Deposits ($ millions)	Asset Distribution	Institutions
New York-Northern New Jersey-Long Island, NY-NJ-PA	240	933,674	< $100 million	36	(17% )
Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	154	379,813	$100 million to $250 million	54	(25.5% )
Pittsburgh, PA	57	75,158	$250 million to $1 billion	91	(42.9% )
Allentown-Bethlehem-Easton, PA-NJ	32	14,906	$1 billion to $10 billion	28	(13.2% )
Scranton--Wilkes-Barre, PA	25	11,088	> $10 billion	3	(1.4% )